Exhibit 99.1

PRETIUM RESOURCES INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

MARCH 31, 2020 AND 2019

(Expressed in thousands of United States Dollars)

Suite 2300, Four Bentall Centre
1055 Dunsmuir Street, PO Box 49334
Vancouver, BC V7X 1L4

Phone: 604-558-1784
Email: invest@pretivm.com

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited - Expressed in thousands of United States dollars)

		March 31,	December 31,
	Note	2020	2019
ASSETS

Current assets
Cash and cash equivalents		$40,566	$23,174
Receivables and other	3	11,543	17,431
Inventories	4	26,169	21,945
		78,278	62,550
Non-current assets
Mineral properties, plant and equipment	5	1,486,112	1,500,512
Restricted cash		49	54
Deferred income tax asset		10,891	10,051
Total assets		$1,575,330	$1,573,167
LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	6	$54,911	$62,688
Current portion of long-term debt	7	66,667	66,667
		121,578	129,355
Non-current liabilities
Other liabilities	6	6,706	8,932
Long-term debt	7	382,831	397,253
Decommissioning and restoration provision	8	22,143	21,239
Deferred income tax liability		80,205	62,086
		613,463	618,865
EQUITY
Share capital	12	1,154,142	1,152,567
Other reserves	12	(129,173)	(128,926)
Deficit		(63,102)	(69,339)
		961,867	954,302
Total liabilities and equity		$1,575,330	$1,573,167
Contingencies	15

On behalf of the Board of Directors:

“David S. Smith”	“Richard T. O’Brien”
David S. Smith (Chair of the Audit Committee)	Richard T. O’Brien (Chairman of the Board)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF EARNINGS AND COMPREHENSIVE EARNINGS
(Unaudited - Expressed in thousands of United States dollars, except for share data)

		For the three months ended
		March 31,	March 31,
	Note	2020	2019

Revenue	9	$126,560	$103,119

Cost of sales	10	89,505	73,967

Earnings from mine operations		37,055	29,152

Corporate administrative costs		5,576	3,967

Operating earnings		31,479	25,185

Interest and finance expense	11	(7,722)	(9,400)
Loss on financial instruments at fair value		-	(7,526)
Interest and finance income		90	287
Foreign exchange gain (loss)		1,098	(316)

Earnings before taxes		24,945	8,230

Current income tax expense		(1,327)	(926)
Deferred income tax expense		(17,381)	(3,138)

Net and comprehensive earnings for the period		$6,237	$4,166

Earnings per common share
Basic		$0.03	$0.02
Diluted	12	$0.03	$0.02

Weighted average number of common shares outstanding
Basic		185,402,860	184,192,702
Diluted	12	186,093,416	185,033,308

The accompanying notes are an integral part of these condensed consolidated interim financial statements

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited - Expressed in thousands of United States dollars)

		For the three months ended
		March 31,	March 31,
	Note	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings for the period		$6,237	$4,166
Items not affecting cash:
Current income tax expense		1,327	926
Deferred income tax expense		17,381	3,138
Depreciation and depletion		24,776	16,184
Interest and finance expense, net		7,533	9,207
Loss on financial instruments at fair value		-	7,526
Settlement of offtake obligation		-	(840)
Share-based compensation (recovery) expense		(1,060)	1,518
Unrealized foreign exchange (gain) loss		(764)	417
Changes in non-cash working capital items:
Receivables and other		5,491	1,890
Inventories		(2,006)	(1,922)
Accounts payable and accrued liabilities		(5,083)	(1,340)
Income taxes paid		(1,294)	(926)
Net cash generated by operating activities		52,538	39,944

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of lease obligations		(1,614)	(1,556)
Proceeds from exercise of stock options		1,009	260
Repayment of loan facility	7	(16,667)	(20,000)
Transaction costs associated with loan facility		-	(167)
Interest paid		(5,669)	(8,396)
Net cash used in financing activities		(22,941)	(29,859)

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on mineral properties, plant and equipment		(10,825)	(5,395)
Restricted cash		-	183
Interest received		90	287
Net cash used in investing activities		(10,735)	(4,925)

Increase in cash and cash equivalents for the period		18,862	5,160
Cash and cash equivalents, beginning of the period		23,174	45,407
Effect of foreign exchange rate changes on cash and cash equivalents		(1,470)	301
Cash and cash equivalents, end of the period		$40,566	$50,868

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Unaudited - Expressed in thousands of United States dollars, except for share data)

	Note	Number of common shares	Share capital	Other reserves	Deficit	Total

Balance - December 31, 2018		184,163,091	$1,140,890	$(127,508)	$(110,256)	$903,126

Shares issued upon exercise of options	12	45,000	400	(140)	-	260

Value assigned to options vested	12	-	-	715	-	715

Earnings for the period		-	-	-	4,166	4,166

Balance - March 31, 2019		184,208,091	$1,141,290	$(126,933)	$(106,090)	$908,267

Balance - December 31, 2019		185,372,800	$1,152,567	$(128,926)	$(69,339)	$954,302

Shares issued upon exercise of options	12	150,000	1,575	(566)	-	1,009

Value assigned to options vested	12	-	-	319	-	319

Earnings for the period		-	-	-	6,237	6,237

Balance - March 31, 2020		185,522,800	$1,154,142	$(129,173)	$(63,102)	$961,867

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2020 and 2019
(Expressed in thousands of United States dollars, except for share data)

1.	NATURE OF OPERATIONS

Pretium Resources Inc. (the “Company”) was incorporated under the laws of the Province of British Columbia, Canada on October 22, 2010. The address of the Company’s registered office is Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street, PO Box 49334, Vancouver, BC, V7X 1L4.

The Company was formed for the acquisition, exploration, development and operation of precious metal resource properties in the Americas. The Company’s primary asset is its wholly-owned underground Brucejack Mine located in northwestern British Columbia.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Standards Interpretations Committee.

The Company’s significant accounting policies applied in these condensed consolidated interim financial statements are the same as those applied in note 3 of the Company’s annual consolidated financial statements as at and for the years ended December 31, 2019 and 2018. These condensed consolidated interim financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements.

As at March 31, 2020, the Company has cash and cash equivalents of $40,566 and a working capital (current assets less current liabilities) deficit of $43,300. Based on management’s cash flow projections, the Company expects that future operating and debt settlement requirements will be satisfied from operating cash flows. Management continues to closely monitor developments in the novel coronavirus (“COVID-19”) pandemic, including the potential impact on the Company’s operations and its liquidity. The impact of COVID-19 is uncertain, and COVID-19 could have a significant impact on production and liquidity if the Company or its suppliers or customers are not able to maintain operations. Subsequent to quarter end, as a precautionary measure to increase available liquidity, the Company drew down $16,000 of the available revolving facility.

These condensed consolidated interim financial statements are presented in United States dollars (“USD”), which is the Company’s functional currency. All dollar amounts are expressed in thousands of USD, except for share data, unless otherwise noted as Canadian dollars (“CAD” or “C”).

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on April 30, 2020.

(b) Critical accounting estimates and judgments

The preparation of financial statements requires the use of accounting estimates. It also requires management to exercise judgment in the process of applying its accounting policies. Estimates and judgments are regularly evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The following discusses the most significant accounting judgments and accounting estimates that the Company has made in the preparation of the financial statements including those that could result in a material effect in the next financial year on the carrying amounts of assets and liabilities:

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2020 and March 31, 2019
(Expressed in thousands of United States dollars, except for share data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Key accounting policy judgments

Impairment of mineral properties, plant and equipment

The application of the Company’s accounting policy for impairment of mineral properties, plant and equipment requires judgment to determine whether indicators of impairment exist. The review of impairment indicators includes consideration of both external and internal sources of information, including factors such as market and economic conditions, metal prices and forecasts, capital expenditure requirements, future operating costs and production volumes. Management assessed impairment indicators for the Company’s mineral properties, plant and equipment and concluded that due to a decrease in the estimated total contained ounces in the updated mineral reserves of the Brucejack Mine, an indicator of impairment exists as of March 31, 2020. Refer to note 5b for further details related to the impairment assessment.

Impairment of exploration and evaluation assets

The application of the Company’s accounting policy for impairment of exploration and evaluation assets requires judgment to determine whether indicators of impairment exist including factors such as, the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and evaluation of the results of exploration and evaluation activities up to the reporting date. Management has assessed impairment indicators on the Company’s exploration and evaluation assets and has concluded that no impairment indicators exist as of March 31, 2020.

Sources of estimation uncertainty

Mineral reserves and resources

The Company estimates its mineral reserves and resources based on information compiled by qualified persons as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects requirements. The estimation of mineral reserves and resources requires judgment to interpret available geological data, select an appropriate mining method and establish an extraction schedule. It also requires assumptions about future commodity prices, exchange rates, production costs and recovery rates. There are uncertainties inherent in estimating mineral reserves and resources and assumptions that are valid at the time of estimation and may change significantly when new information becomes available. New geological data as well as changes in the above assumptions may change the economic status of reserves and may, ultimately, result in the reserves being revised.

The changes in the proven and probable mineral reserves announced on March 9, 2020 impacted the calculation of depreciation and depletion expense in the first quarter of 2020.

Recoverable amount of the Brucejack Mine

The recoverable amount was assessed as the higher of its value in use and fair value less costs of disposal (“FVLCD”). The recoverable amount of the Brucejack Mine cash generating unit was determined based on the FVLCD method using discounted future cash flows. The estimates used by management in arriving at the recoverable amount are subject to various risks and uncertainties including changes in future gold and silver prices, exchange rate, capital cost estimates, operating cost estimates, estimated mineral reserves and resources and the discount rate. Changes in estimates could affect the expected recoverability of the Brucejack Mine. The recoverable amount for the Brucejack Mine was assessed as at March 31, 2020. Refer to note 5b for further details related to the impairment assessment.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2020 and March 31, 2019
(Expressed in thousands of United States dollars, except for share data)

3.	RECEIVABLES AND OTHER

	March 31,	December 31,
	2020	2019
Trade receivables	$8,469	$6,210
Prepayments and deposits	2,009	3,109
Tax receivables	937	1,652
Other receivables	128	19
BC Mineral Exploration Tax Credit receivable	-	6,441
	$11,543	$17,431

4.	INVENTORIES

	March 31,	December 31,
	2020	2019
Materials and supplies	$13,991	$13,403
Finished metal	11,695	8,213
In-circuit	483	329
	$26,169	$21,945

As at March 31, 2020, depreciation and depletion of $4,734 (2019 – $2,500) and site share-based compensation recovery of $99 (2019 – expense of $69) was included in inventory.

5.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Mineral properties	Construction in progress	Plant and equipment	Right of use (“ROU”) assets	Exploration and evaluation assets	Total
Cost
Balance - December 31, 2019	$808,689	$25,378	$573,247	$19,300	$262,578	$1,689,192
Additions	-	9,901	1,304	195	1,094	12,494
Transfer from construction in progress to plant and equipment	-	(5,555)	5,555	-	-	-
Transfer from construction in progress to mineral properties	353	(353)	-	-	-	-
Transfer from inventory to plant and equipment	-	-	146	-	-	146
Transfer from construction in progress to ROU assets	-	(22)	-	22	-	-
Lease modifications	-	-	-	(57)	-	(57)
Balance - March 31, 2020	$809,042	$29,349	$580,252	$19,460	$263,672	$1,701,775

Accumulated depreciation and depletion
Balance - December 31, 2019	$92,870	$-	$90,393	$5,417	$-	$188,680
Depreciation and depletion	14,673	-	10,920	1,417	-	27,010
Lease modifications	-	-	-	(27)	-	(27)
Balance - March 31, 2020	$107,543	$-	$101,313	$6,807	$-	$215,663

Net book value - March 31, 2020	$701,499	$29,349	$478,939	$12,653	$263,672	$1,486,112

(a) Depreciation and depletion

For the three months ended March 31, 2020, $27,010 (2019 – $15,944) of depreciation and depletion was recognized in the statement of earnings.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2020 and March 31, 2019
(Expressed in thousands of United States dollars, except for share data)

5.	MINERAL PROPERTIES, PLANT AND EQUIPMENT (Cont’d)

(b) Impairment assessment of Brucejack Mine

At March 31, 2020, the Company reviewed impairment indicators for the Brucejack Mine and concluded there was an indicator of impairment due to the decrease in the estimated total contained ounces in the updated mineral reserve. In accordance with the Company’s accounting policy, the recoverable amount was assessed as the higher of its value in use or FVLCD. The recoverable amount was determined based on the FVLCD method using discounted future cash flows.

The Brucejack Mine cash-generating unit includes mineral properties, plant and equipment, construction in progress, ROU assets, decommissioning and restoration provision and working capital. The carrying amount of the cash-generating unit at March 31, 2020 was $1,221,048.

In arriving at FVLCD, post-tax cash flows were estimated using the following significant assumptions: (a) the latest mineral reserve and resource; (b) production profile, operating costs and capital costs from the latest detailed life of mine plan; (c) a gold price of $1,550 per ounce; (d) a silver price of $17.00 per ounce; (e) a foreign exchange rate of C$1.00:US$0.760; and (f) a real discount rate of 5.5%.

The Company’s assessment of FVLCD exceeded the carrying amount of the Brucejack Mine cash-generating unit and as a result, no impairment loss was recognized in the statement of earnings.

6.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31,	December 31,
	2020	2019
Trade payables	$35,630	$36,253
Lease obligations	11,712	14,118
Accrued liabilities	10,088	9,242
RSU liability	1,725	3,811
Royalty payable	1,318	1,142
DSU liability	888	1,745
Income taxes payable	134	-
Accrued interest on convertible notes	94	660
Accrued interest on loan facility	28	29
Employee benefit liability	-	4,620
	$61,617	$71,620
Non-current portion of lease obligations	(6,175)	(8,130)
Non-current portion of RSU liability	(531)	(802)
Current portion of accounts payable and accrued liabilities	$54,911	$62,688

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2020 and March 31, 2019
(Expressed in thousands of United States dollars, except for share data)

6.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES (Cont’d)

(a) Lease obligations

As at March 31, 2020, the Company’s undiscounted lease obligations consisted of the following:

	March 31,	December 31,
	2020	2019
Gross lease obligation - minimum lease payments
1 year	$6,062	$6,549
2-3 years	5,210	6,689
4-5 years	1,360	1,849
	$12,632	$15,087
Future interest expense on lease obligations	(920)	(969)
	$11,712	$14,118

For the three months ended March 31, 2020, interest expense on lease obligations was $188 (2019 – $144). Total cash payments on lease obligations and short-term leases were $1,614 (2019 – $1,556) and $160 (2019 - $259), respectively.

7.	LONG-TERM DEBT

As at March 31, 2020, the Company’s long-term debt consisted of the following:

	Term facility	Revolving facility	Convertible notes	Total long-term debt
Balance - December 31, 2019	$197,763	$178,439	$87,718	$463,920
Accretion of convertible notes	-	-	1,389	1,389
Repayment of loan facility	(16,667)	-	-	(16,667)
Amortization of loan facility transaction costs	429	427	-	856
Balance - March 31, 2020	$181,525	$178,866	$89,107	$449,498
Current portion of long-term debt	(66,667)	-	-	(66,667)
Non-current portion of long-term debt	$114,858	$178,866	$89,107	$382,831

(a) Senior secured loan facility

On December 18, 2018, the Company closed a $480,000 senior secured loan facility (the “loan facility”) with a syndicate of financial institutions arranged by The Bank of Nova Scotia, ING Capital LLC and SG Americas Securities, LLC. The loan facility consists of a $250,000 senior secured amortizing non-revolving credit facility (the “term facility”) and a $230,000 senior secured revolving credit facility (the “revolving facility”). The loan facility is secured by substantially all of the assets of the Company and its subsidiaries.

The term of the loan facility is four years, maturing on December 18, 2022. The undrawn portion of the loan facility at March 31, 2020 was $16,520 with $1,480 (C$2,100) used for a letter of credit supporting a reclamation deposit requirement. Subsequent to quarter end, as a precautionary measure to increase available liquidity, the Company drew down $16,000 of the available revolving facility.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2020 and March 31, 2019
(Expressed in thousands of United States dollars, except for share data)

7.	LONG-TERM DEBT (Cont’d)

Each borrowing under the term and revolving facilities is available by way of USD London Inter-Bank Offered Rate (“LIBOR”) loans or USD base rate loans. The revolving facility is also available in various other forms, including Canadian prime loans, bankers’ acceptances, bankers’ acceptance equivalent loans, and letters of credit.

Borrowings comprising USD LIBOR loans shall bear interest at LIBOR plus an applicable margin of 2.5% to 3.5% based on the Company’s net leverage ratio. As at March 31, 2020, the LIBOR on the Company’s borrowings was 1.6%. Borrowings comprising USD base rate loans shall bear interest at the administrative agent’s base rate plus an applicable margin of 1.5% to 2.5% based on the Company’s net leverage ratio. Interest is payable on the last day of the interest period related to a borrowing. For the three months ended March 31, 2020, $4,542 (2019 – $6,954) of interest expense was expensed as interest and finance expense in the statement of earnings.

The term facility is required to be repaid in equal installments of principal until maturity. The Company paid the quarterly installment on the term facility in the amount of $16,667 (2019 – nil), reducing the outstanding balance on the term facility to $183,333.

The remaining principal of the revolving facility is required to be repaid as a bullet payment in full on the maturity date. Any unused portion of the revolving facility is subject to a standby fee of 0.6% to 0.8%. The outstanding balance on the revolving facility is $182,000.

Transaction costs associated with the term facility were $3,243 (2019 – $3,243) and the revolving facility were $4,639 (2019 – $4,639). The transaction costs have been recorded as a loan discount and will be amortized over the term of the loan. For the three months ended March 31, 2020, $856 (2019 – $324) of amortization of the loan facility transaction costs were expensed to interest and finance expense in the statement of earnings.

The effective interest rate for the loan facility as at March 31, 2020 is 5.0%. The Company is subject to financial covenants including interest coverage ratio, leverage ratio, tangible net worth and minimum liquidity under the terms of the loan facility. As at March 31, 2020, the Company was in compliance with all financial and non-financial covenants.

8.	DECOMMISSIONING AND RESTORATION PROVISION

The Company has a liability for remediation of current and past disturbances associated with the exploration, development and production activities at the Brucejack Mine. The decommissioning and restoration provision is as follows:

	For the three months ended	For the year ended
	March 31,	December 31,
	2020	2019
Opening balance	$21,239	$18,947
Change in discount rate	908	2,028
Accretion of decommissioning and restoration provision	89	446
Settlement of decommissioning and restoration provision	-	(49)
Change in amount and timing of cash flows	(93)	(133)
Ending balance	$22,143	$21,239

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2020 and March 31, 2019
(Expressed in thousands of United States dollars, except for share data)

8.	DECOMMISSIONING AND RESTORATION PROVISION (Cont’d)

For the three months ended March 31, 2020, the provision increased due to a decrease in the discount rate. The Company used an inflation rate of 1.7% (2019 – 1.7%) and a discount rate of 1.2% (2019 – 1.5%) in calculating the estimated obligation. The liability for retirement and remediation on an undiscounted basis before inflation is $19,304 (C$27,386) (2019 – $21,086 (C$27,386)). Most of the expected expenditures to settle the decommissioning and restoration provision are anticipated to occur after the end of the current mine life in 2032.

9.	REVENUE

Revenue by metal was:

	For the three months ended
	March 31,	March 31,
	2020	2019
Gold revenue	$125,122	$102,358
Silver revenue	1,812	1,468
Revenue from contracts with customers	$126,934	$103,826
Loss on trade receivables at fair value	(374)	(707)
	$126,560	$103,119

Revenue from contracts with customers by product was:

	For the three months ended
	March 31,	March 31,
	2020	2019
Gold revenue - doré	$84,375	$69,862
Gold revenue - concentrate	40,747	32,496
Silver revenue - concentrate	1,110	842
Silver revenue - doré	702	626
	$126,934	$103,826

10.	COST OF SALES

Total cost of sales were:

	For the three months ended
	March 31,	March 31,
	2020	2019
Production costs	$61,688	53,009
Depreciation and depletion	26,812	15,851
Royalties and selling costs	4,980	4,404
Site share-based compensation	(339)	713
Change in inventories	(3,636)	(10)
	$89,505	$73,967

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2020 and March 31, 2019
(Expressed in thousands of United States dollars, except for share data)

10.	COST OF SALES (Cont’d)

Production costs by nature of expense were:

	For the three months ended
	March 31,	March 31,
	2020	2019
Consultants and contractors	$23,063	$20,913
Salaries and benefits	19,384	15,281
Supplies and consumables	9,004	8,064
Energy	4,568	3,384
Travel and camp accommodation	2,340	1,905
Camp administrative costs	1,359	1,161
Freight	1,088	1,606
Insurance	454	356
Rentals	428	339
	$61,688	$53,009

11.	INTEREST AND FINANCE EXPENSE

	For the three months ended
	March 31,	March 31,
	2020	2019
Interest expense on loan facility	$5,398	$7,278
Interest expense on convertible notes	1,948	1,928
Interest expense on leases	188	144
Other interest expense	99	(94)
Accretion of decommissioning and restoration provision	89	144
	$7,722	$9,400

12.	CAPITAL AND RESERVES

(a) Share capital

At March 31, 2020, the authorized share capital consisted of an unlimited number of common shares without par value and an unlimited number of preferred shares with no par value.

(b) Other reserves

As at March 31, 2020, the Company’s other reserves consisted of the following:

	Contributed surplus	Equity component of convertible notes	Accumulated other comprehensive loss	Total other reserves
Balance - December 31, 2019	$47,468	$17,603	$(193,997)	$(128,926)
Shares issued upon exercise of options	(566)	-	-	(566)
Value assigned to options vested	319	-	-	319
Balance - March 31, 2020	$47,221	$17,603	$(193,997)	$(129,173)

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2020 and March 31, 2019
(Expressed in thousands of United States dollars, except for share data)

12.	CAPITAL AND RESERVES (Cont’d)

(c) Share options

The following table summarizes the changes in share options for the three months ended March 31:

	2020		2019
		Weighted		Weighted
		average		average
	Number of	exercise price	Number of	exercise price
	options	(in CAD)	options	(in CAD)
Outstanding, January 1,	3,468,310	$10.01	4,562,919	$9.47
Exercised	(150,000)	9.52	(45,000)	7.72
Expired	(73,568)	10.92	(5,100)	12.97
Forfeited	(34,795)	10.99	(9,900)	12.97
Outstanding, March 31,	3,209,947	$10.00	4,502,919	$9.47

For options exercised during the period, the related weighted average share price at the time of exercise was C$10.53 (2019 – C$11.46).

The following table summarizes information about share options outstanding and exercisable at March 31, 2020:

	Share options outstanding		Share options exercisable
				Weighted
	Number of	Weighted	Number of	average
	options	average years	options	exercise price
Exercise prices (in CAD)	outstanding	to expiry	exercisable	(in CAD)
$6.00 - $7.99	1,006,250	0.59	1,006,250	$7.02
$8.00 - $9.99	990,356	1.98	747,562	9.35
$10.00 - $11.99	78,000	1.80	51,600	10.75
$12.00 - $13.99	1,030,341	2.80	551,119	12.97
$14.00 - $15.99	105,000	3.63	25,000	15.17
	3,209,947	1.86	2,381,531	$9.29

The total share-based compensation expense for the three months ended March 31, 2020 was $319 (2019 – $715), which was expensed in the statement of earnings as share-based compensation.

(d) RSU’s

The following table summarizes the changes in RSU’s for the three months ended March 31:

	2020		2019
		Weighted		Weighted
	Number of	average fair	Number of	average fair
	RSU’s	value (in CAD)	RSU’s	value (in CAD)
Outstanding, January 1,	404,523	$14.44	741,886	$11.31
Settled	(98,963)	14.44	-	-
Forfeited	(10,466)	12.14	(9,664)	10.70
Outstanding, March 31,	295,094	$8.84	732,222	$11.44

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2020 and March 31, 2019
(Expressed in thousands of United States dollars, except for share data)

12.	CAPITAL AND RESERVES (Cont’d)

At March 31, 2020, a liability of $1,137 (2019 – $2,887) was outstanding and included in accounts payable and accrued liabilities. For the three months ended March 31, 2020, due to a decline in the Company’s share price, a recovery of $527 (2019 – expense of $825) was recognized in the statement of earnings as share-based compensation.

(e) PSU’s

The following table summarizes the changes in PSU’s for the three months ended March 31:

	2020		2019
		Weighted		Weighted
	Number of	average fair	Number of	average fair
	PSU’s	value (in CAD)	PSU’s	value (in CAD)
Outstanding, January 1,	166,085	$14.44	166,085	$11.31
Forfeited	(5,624)	13.12	-	-
Outstanding, March 31,	160,461	$8.84	166,085	$11.44

At March 31, 2020, a liability of $588 (2019 – $924) was outstanding and included in accounts payable and accrued liabilities. For the three months ended March 31, 2020, due to a decline in the Company’s share price, a recovery of $272 (2019 – expense of $120) was recognized in the statement of earnings as share-based compensation.

(f) DSU’s

The following table summarizes the changes in DSU’s for the three months ended March 31:

	2020		2019
		Weighted		Weighted
	Number of	average fair	Number of	average fair
	DSU’s	value (in CAD)	DSU’s	value (in CAD)
Outstanding, January 1,	156,825	$14.45	117,587	$11.57
Outstanding, March 31,	156,825	$8.03	117,587	$11.42

At March 31, 2020, a liability of $888 (2019 – $1,745) was outstanding and included in accounts payable and accrued liabilities. For the three months ended March 31, 2020, due to a decline in the Company’s share price, a recovery of $748 (2019 – $13) was recognized in the statement of earnings as share-based compensation.

(g) Earnings per share

The calculation of diluted earnings per share was based on earnings attributable to ordinary shareholders and the weighted-average number of shares outstanding after adjustments for the effect of potential dilutive shares. For the three months ended March 31, 2020, potential share issuances arising from the exercise of share options and the settlement of RSU’s in common shares were included in the calculation of diluted weighted average shares outstanding as well as their impact on earnings attributable to shareholders of the Company. Potentially dilutive shares associated with the convertible notes and share options (out of the money) were not included in the diluted earnings per share calculation as their effect was anti-dilutive.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2020 and March 31, 2019
(Expressed in thousands of United States dollars, except for share data)

12.	CAPITAL AND RESERVES (Cont’d)

The following table summarizes the calculation of basic and diluted earnings per share:

	For the three months ended
	March 31,	March 31,
	2020	2019
Net earnings for the period	$6,237	$4,166
Basic weighted average number of common shares outstanding	185,402,860	184,192,702
Effective impact of dilutive securities:
Share options	593,520	721,996
RSU’s	97,036	118,610
Diluted weighted average number of common shares outstanding	186,093,416	185,033,308

Earnings per share
Basic	$0.03	$0.02
Diluted	$0.03	$0.02

13.	RELATED PARTIES

Transactions with key management

Key management includes the Company’s directors (executive and non-executive) and executive officers including its President and Chief Executive Officer (“CEO”), its Executive Vice President and Chief Financial Officer, its Vice President, Operations, its Executive Vice President, Corporate Affairs and Sustainability, and its Vice President and Chief Exploration Officer.

Directors and key management compensation:

	For the three months ended
	March 31,	March 31,
	2020	2019
Termination costs	$2,234	$-
Salaries and benefits	1,583	279
Share-based compensation	(1,078)	903
	$2,739	$1,182

Under the terms of the Executive Chairman’s (“Exec Chair”) employment agreement, the Exec Chair was entitled to a retirement allowance in the event the Exec Chair terminated his employment with the Company. With the retirement of the Exec Chair on December 31, 2019, the retirement allowance was paid in the amount of $4,620 (C$6,000) on January 3, 2020.

During the quarter, termination costs of $2,234 (C$3,170) were recorded to corporate administrative costs in the statement of earnings for the departure of Joseph Ovsenek as the CEO.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2020 and March 31, 2019
(Expressed in thousands of United States dollars, except for share data)

14.	FINANCIAL RISK MANAGEMENT

The Company’s financial assets and liabilities are measured and recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs.

The Company’s financial assets and liabilities are classified based on the lowest level of input significant to the fair value measurement based on the fair value hierarchy below:

Level 1:	Quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3:	Inputs for the asset or liability that are not based on observable market data

The carrying values of cash and cash equivalents, non-trade receivables and other, restricted cash, accounts payable and accrued liabilities and lease obligations approximate their fair values due to the short-term maturity of these financial instruments. The loan facility also approximates fair value due to the floating rate basis of the interest charges on the loans.

The following tables present the Company’s financial assets and liabilities by level within the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

As at March 31, 2020	Carrying value		Fair value
	FVTPL	Amortized cost	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$-	$40,566	$-	$-	$-
Trade receivables	8,469	-	-	8,469	-
Non-trade receivables and other	-	3,074	-	-	-
Restricted cash	-	49	-	-	-
	$8,469	$43,689	$-	$8,469	$-

Financial liabilities
Accounts payable and accrued liabilities	$-	$47,130	$-	$-	$-
Lease obligations	-	11,712	-	-	-
RSU liability	1,725	-	-	1,725	-
DSU liability	888	-	-	888	-
Loan facility	-	360,391	-	-	-
Debt portion of convertible note	-	89,107	-	89,107	-
	$2,613	$508,340	$-	$91,720	$-

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2020 and March 31, 2019
(Expressed in thousands of United States dollars, except for share data)

14.	FINANCIAL RISK MANAGEMENT (Cont’d)

As at December 31, 2019	Carrying value		Fair value
	FVTPL	Amortized cost	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$-	$23,174	$-	$-	$-
Trade receivables	6,210	-	-	6,210	-
Non-trade receivables and other	-	11,221	-	-	-
Restricted cash	-	54	-	-	-
	$6,210	$34,449	$-	$6,210	$-

Financial liabilities
Accounts payable and accrued liabilities	$-	$47,297	$-	$-	$-
Lease obligations	-	14,118	-	-	-
RSU liability	3,811	-	-	3,811	-
DSU liability	1,745	-	-	1,745	-
Loan facility	-	376,202	-	-	-
Debt portion of convertible note	-	87,718	-	87,718	-
	$5,556	$525,335	$-	$93,274	$-

15.	CONTINGENCIES

The Company is involved in various claims, litigation and other matters in the ordinary course and conduct of business. Some of these pending matters will take a number of years to resolve. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is the Company’s belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidated financial position or results of operations.

(a) Canadian class action

On October 29, 2013, David Wong, a shareholder of the Company, filed a proposed class action claim (the “Wong Action”) against the Company, Robert Quartermain (a director, and the President and the CEO of the Company at such time) and Snowden Mining Industry Consultants Ltd. (“Snowden”). The Wong Action was filed in the Ontario Superior Court of Justice.

The Wong Action alleges that the price of the Company’s shares on the TSX and NYSE suffered a significant drop in value following the announcement on October 9, 2013 of the resignation of Strathcona Mineral Services Ltd. (“Strathcona”), the consultant responsible for overseeing and reporting on the 10,000-tonne bulk sample, and the announcement of Strathcona’s reasons for resigning on October 22, 2013.

The Wong Action claims C$60,000 in general damages on behalf of a class of persons who acquired the Company’s securities between July 23, 2013 and October 21, 2013. Snowden is no longer a defendant in the Wong Action.

The plaintiff in the Wong Action brought a motion for leave to commence an action under the secondary market provisions in Part XXIII.1 of the Ontario Securities Act. The motion was heard on May 29 and 30, 2017. The Court allowed the plaintiff’s motion on July 20, 2017. The Company was denied leave to appeal this decision. The Company and Robert Quartermain consented to, and on January 23, 2019 the Court granted, an order certifying the Wong Action as a class proceeding pursuant to the Class Proceedings Act (Ontario). The Company and Robert Quartermain have moved for summary judgment to dismiss the Wong Action.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2020 and March 31, 2019
(Expressed in thousands of United States dollars, except for share data)

15.	CONTINGENCIES (Cont’d)

The Company believes that the allegations made against it in the Wong Action are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome. The Company has not accrued any amounts for this action.

(b) United States class action

Two putative class action complaints were filed against the Company and certain of its officers in the United States District Court for the Southern District of New York, one on September 7, 2018 and the other on October 19, 2018. The complaints were filed on behalf of an alleged class of all persons and entities who purchased or acquired shares of the Company between July 21, 2016 and September 6, 2018, and relate to public disclosures of the Company made between July 2016 and September 2018 regarding the Brucejack Mine.

On April 8, 2019, the United States District Court for the Southern District of New York issued an order granting Aurico Gold Fund LP’s motion to consolidate the two cases under the case caption “In re Pretium Resources, Inc. Securities Litigation” (the “Aurico Action”), appoint itself as lead plaintiff, and approve lead plaintiff’s selection of counsel. On June 21, 2019, the plaintiffs in the Aurico Action filed a Consolidated Amended Class Action Complaint. The Company has retained legal counsel in connection with these matters and on August 27, 2019, filed its memorandum of law in support of its motion to dismiss the Aurico Action. The plaintiffs filed their opposition to the Company’s motion to dismiss on October 28, 2019 and the Company filed its reply brief on December 10, 2019. On February 27, 2020 the District Court granted the Company’s motion to dismiss the Aurico Action but allowed the plaintiffs to move for leave to amend their complaint within 30 days of the order. The plaintiffs in the Aurico Action filed their motion to amend their complaint on March 30, 2020. The Company’s memorandum of law in opposition to plaintiff’s motion for leave to amend complaint was filed on April 13, 2020 and the plaintiffs filed their reply memorandum on April 20, 2020.

The Company believes that the allegations made against it and its officers in the Aurico Action are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome. The Company has not accrued any amounts for this action.

(c) Construction claims

On April 24, 2017, Bear Creek Contracting Ltd. (“Bear Creek”) filed a Notice of Civil Claim against the Company (the “Bear Creek Action”) alleging that the Company owes Bear Creek C$14,563 in general damages in connection with work undertaken at the Brucejack Mine transmission line. The Bear Creek Action was filed in the Supreme Court of British Columbia.

The Company filed a Response to Civil Claim on July 31, 2017, opposing all of the claims and allegations made. Notices of Civil Claim have also been filed by Blue Max Drilling Inc. (April 24, 2017), More Core Diamond Drilling Services Ltd. (March 27, 2017), and Lakelse Air Ltd. (February 23, 2018) who were subcontractors working under Bear Creek. Responses to Civil Claim have been filed in those actions and the claims are understood to be subsumed in the amount claimed by Bear Creek. It is expected that the four actions will be joined.

The Company is of the view that any liability it may have is within the limits of the lien holdback it continues to hold in trust with respect to these claims. The Company believes that all other allegations made against it in the Bear Creek Action, and the other actions, are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings. The Company has not accrued any amounts for any of the actions.